UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2022

Fundrise Equity REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022. The financial statements included in this filing as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Equity REIT, LLC is a Delaware limited liability company formed on June 30, 2015 to originate, invest in and manage a diversified portfolio of commercial real estate properties. Operations commenced February 27, 2016. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt securities and other select real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Equity REIT”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Equity REIT, LLC unless the context indicates otherwise.

Effective September 1, 2022, the Company merged (the “Merger”) with Fundrise Balanced eREIT, LLC (the “Target eREIT”), with the Company as the surviving entity. In connection with the Merger, we issued to the shareholders of the Target eREIT common shares based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Target eREIT’s NAV per share that was effective as of the date of the Merger, September 1, 2022. For more information about the Merger, please see the Offering Circular filed on September 1, 2022, here. Refer to “Recent Developments” for further information.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of June 30, 2022, we were offering up to $75.0 million in our common shares during the rolling twelve-month period under Regulation A (the “Offering”). Effective March 15, 2021, the SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. As of June 30, 2022, the Company was utilizing this increased offering amount in its Offering. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2022 and December 31, 2021, we have raised total gross offering proceeds of approximately $197.9 million and $187.5 million, respectively, from settled subscriptions (including $200,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $7.4 million and $4.2 million, respectively, received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 17,020,000 and 16,489,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2022, approximately $15.8 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

On July 25, 2022, the Manager closed the then-ongoing Offering. Most recently, the Company qualified approximately $62.8 million of additional common shares for sale pursuant to Regulation A on August 30, 2022. Refer to “Recent Developments” for further information.

Until September 30, 2016, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares is subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the quarterly NAV per share since September 30, 2016, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
September 30, 2016	$9.55	Form 1-U
December 31, 2016	$9.60	Form 1-U
March 31, 2017	$9.82	Form 1-U
June 30, 2017	$10.25	Form 1-U
September 30, 2017	$10.45	Form 1-U
December 31, 2017	$10.46	Form 1-U
March 31, 2018	$10.71	Form 1-U
June 30, 2018	$11.03	Form 1-U
September 30, 2018	$11.23	Form 1-U
December 31, 2018	$11.30	Form 1-U
March 31, 2019	$11.44	Form 1-U
June 30, 2019	$11.55	Form 1-U
October 1, 2019	$11.75	Form 1-U
December 31, 2019	$12.91	Form 1-U
March 31, 2020	$12.94	Form 1-U
June 30, 2020	$13.00	Form 1-U
September 30, 2020	$13.41	Form 1-U
December 31, 2020	$14.08	Form 1-U
March 31, 2021	$14.30	Form 1-U
June 30, 2021	$14.90	Form 1-U
September 30, 2021	$17.67	Form 1-U
December 31, 2021	$19.55	Form 1-U
March 31, 2022	$20.32	Form 1-U
June 30, 2022	$20.75	Form 1-U
September 1, 2022	$21.10	Form 1-U

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of COVID-19, the Manager determined to delay or reduce distributions from March 31, 2020 through June 30, 2020 in order to preserve liquidity at the Company level. The Manager does not expect any such trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

On July 13, 2016, we paid our first distribution to shareholders for the distribution period of April 1, 2016 through June 30, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
04/01/2016 – 04/30/2016	$0.0021917808		03/31/2016	07/13/2016	8.00%		Form 1-U
05/01/2016 – 06/30/2016	$0.0021917808		04/20/2016	07/13/2016	8.00%		Form 1-U
07/01/2016 – 09/30/2016	$0.0021917808		06/08/2016	10/13/2016	8.00%		Form 1-U
10/01/2016 – 10/31/2016	$0.0021917808		09/30/2016	01/12/2017	8.00%		Form 1-U
11/01/2016 – 12/31/2016	$0.0000000000		N/A	N/A	0.00%		N/A
01/01/2017 – 03/31/2017	$0.0013698630		12/31/2016	04/21/2017	8.00	%(3)	Form 1-U
02/09/2017 – 03/31/2017	$0.0014504432		02/09/2017	04/21/2017	8.00	%(3)	Form 1-U
04/01/2017 – 06/30/2017	$0.0021917808		03/21/2017	07/21/2017	8.00%		Form 1-U
07/01/2017 – 09/30/2017	$0.0021917808		06/26/2017	10/10/2017	8.00%		Form 1-U
10/01/2017 – 12/31/2017	$0.0022465753		09/28/2017	01/10/2018	8.20%		Form 1-U
01/01/2018 – 01/31/2018	$0.0016438360		12/22/2017	04/11/2018	6.00%		Form 1-U
02/01/2018 – 02/28/2018	$0.0016438356		01/26/2018	04/11/2018	6.00%		Form 1-U
03/01/2018 – 03/31/2018	$0.0016438356		02/27/2018	04/11/2018	6.00%		Form 1-U
04/01/2018 – 04/30/2018	$0.0016438356		03/28/2018	07/09/2018	6.00%		Form 1-U
05/01/2018 – 05/31/2018	$0.0016438356		04/30/2018	07/09/2018	6.00%		Form 1-U
06/01/2018 – 06/30/2018	$0.0016438356		05/29/2018	07/09/2018	6.00%		Form 1-U
07/01/2018 – 07/31/2018	$0.0016438356		06/28/2018	10/08/2018	6.00%		Form 1-U
08/01/2018 – 08/31/2018	$0.0016438356		07/27/2018	10/08/2018	6.00%		Form 1-U
09/01/2018 – 09/30/2018	$0.0019178082		08/24/2018	10/08/2018	7.00%		Form 1-U
10/01/2018 – 10/31/2018	$0.0019178082		09/26/2018	01/07/2019	7.00%		Form 1-U
11/01/2018 – 11/30/2018	$0.0019178082		10/29/2018	01/07/2019	7.00%		Form 1-U
12/01/2018 – 12/31/2018	$0.0019178082		11/29/2018	01/07/2019	7.00%		Form 1-U
01/01/2019 – 01/31/2019	$0.0019178082		12/27/2018	04/10/2019	7.00%		Form 1-U
02/01/2019 – 02/28/2019	$0.0017808219		01/30/2019	04/10/2019	6.50%		Form 1-U
03/01/2019 – 03/31/2019	$0.0013698630		02/28/2019	04/10/2019	5.00%		Form 1-U
04/01/2019 – 04/30/2019	$0.0016438356		03/28/2019	07/11/2019	6.00%		Form 1-U
05/01/2019 – 05/31/2019	$0.0015068493		04/30/2019	07/11/2019	5.50%		Form 1-U
06/01/2019 – 06/30/2019	$0.0013698630		05/30/2019	07/11/2019	5.00%		Form 1-U
07/01/2019 – 07/31/2019	$0.0016438356		06/28/2019	10/09/2019	6.00%		Form 1-U
08/01/2019 – 08/31/2019	$0.0015068493		07/30/2019	10/09/2019	5.50%		Form 1-U
09/01/2019 – 10/01/2019	$0.0015068493		08/29/2019	10/09/2019	5.50%		Form 1-U
10/02/2019 – 10/31/2019	$0.0012328767		10/01/2019	01/13/2020	4.50%		Form 1-U
11/01/2019 – 11/30/2019	$0.0013698630		10/31/2019	01/13/2020	5.00%		Form 1-U
12/01/2019 – 12/31/2019	$0.0019178082		11/26/2019	01/13/2020	7.00%		Form 1-U
01/01/2020 – 01/31/2020	$0.0015068493		12/23/2019	04/09/2020	5.50%		Form 1-U
02/01/2020 – 02/29/2020	$0.0015068493		01/29/2020	04/09/2020	5.50%		Form 1-U
03/01/2020 – 03/31/2020	$0.0016438356		02/26/2020	04/09/2020	6.00%		Form 1-U
04/01/2020 – 04/30/2020	$0.0006849315		03/30/2020	07/09/2020	2.50%		Form 1-U
05/01/2020 – 05/31/2020	$0.0000000000		N/A	N/A	0.00%		N/A
06/01/2020 – 06/30/2020	$0.0000000000		N/A	N/A	0.00%		N/A
07/01/2020 – 07/31/2020	$0.0006849315		06/29/2020	10/08/2020	2.50%		Form 1-U
08/01/2020 – 08/31/2020	$0.0012328767		07/30/2020	10/08/2020	4.50%		Form 1-U
09/01/2020 – 10/01/2020	$0.0012328767		08/28/2020	10/08/2020	4.50%		Form 1-U
10/02/2020 – 10/31/2020	$0.0012328767		10/01/2020	01/12/2021	4.50%		Form 1-U
11/01/2020 – 11/30/2020	$0.0012328767		10/29/2020	01/12/2021	4.50%		Form 1-U
12/01/2020 – 12/31/2020	$0.0012328767		11/25/2020	01/12/2021	4.50%		Form 1-U
01/01/2021 – 01/31/2021	$0.0006849315		12/29/2020	04/13/2021	2.50%		Form 1-U
02/01/2021 – 02/28/2021	$0.0009589041		01/28/2021	04/13/2021	3.50%		Form 1-U
03/01/2021 – 03/31/2021	$0.0007534247		02/25/2021	04/13/2021	2.75%		Form 1-U
04/01/2021 – 04/30/2021	$0.0010958904		03/30/2021	07/13/2021	4.00%		Form 1-U
05/01/2021 – 05/31/2021	$0.0012328767		04/29/2021	07/13/2021	4.50%		Form 1-U
06/01/2021 – 06/30/2021	$0.0013698630		05/28/2021	07/13/2021	5.00%		Form 1-U
07/01/2021 – 07/31/2021	$0.0010958904		06/29/2021	10/12/2021	4.00%		Form 1-U
08/01/2021 – 08/31/2021	$0.0012328767		07/28/2021	10/12/2021	4.50%		Form 1-U
09/01/2021 – 10/01/2021	$0.0012328767		08/27/2021	10/12/2021	4.50%		Form 1-U
10/02/2021 – 10/31/2021	$0.0012328767		10/01/2021	01/11/2022	4.50%		Form 1-U
11/01/2021 – 11/30/2021	$0.0013698630		10/27/2021	01/11/2022	5.00%		Form 1-U
12/01/2021 – 12/31/2021	$0.0013698630		11/29/2021	01/11/2022	5.00%		Form 1-U
01/01/2022 – 01/31/2022	$0.0013698630		12/29/2021	04/12/2022	5.00%		Form 1-U
02/01/2022 – 02/28/2022	$0.0013698630		01/28/2022	04/12/2022	5.00%		Form 1-U
03/01/2022 – 03/31/2022	$0.0016438356		02/25/2022	04/12/2022	6.00%		Form 1-U
04/01/2022 – 04/30/2022	$0.0015068493		03/30/2022	07/12/2022	5.50%		Form 1-U
05/01/2022 – 05/31/2022	$0.0013698630		04/27/2022	07/12/2022	5.00%		Form 1-U
06/01/2022 – 06/30/2022	$0.0013698630		05/27/2022	07/12/2022	5.00%		Form 1-U
07/01/2022 – 07/31/2022	$0.0013698630		06/28/2022	10/21/2022	5.00%		Form 1-U
08/01/2022 – 08/31/2022	$0.0012328767		07/27/2022	10/21/2022	4.50%		Form 1-U
09/01/2022 – 10/01/2022	$0.0012328767		08/29/2022	10/21/2022	4.50%		Form 1-U
Weighted Average	$0.0015049632	(4)			5.49	%(5)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	When taken together, the daily distribution amounts declared and/or paid for the period 01/01/2017 through 03/31/2017 (the “Q1 2017 Distribution Period”), and the additional daily distribution amount for the period 02/09/2017 through 03/31/2017 (the “Additional Q1 2017 Distribution Period”), equate to approximately 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price, for shareholders of record who held our common shares throughout the entirety of both the Q1 2017 Distribution Period and the Additional Q1 2017 Distribution Period. While our Manager is under no obligation to do so, the annualized basis return assumes that our Manager will declare distributions in the future similar to the distributions disclosed herein.

(4)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from April 1, 2016 through October 1, 2022.

(5)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2021 we revised our Redemption Plan to reflect the following changes: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2022, approximately 3,600,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Rental Real Estate Properties

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from rental revenue on our investments in rental real estate properties and interest revenue on our real estate debt investments. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2022 and 2021, we had total net income of approximately $19.0 million and $21.2 million, respectively.

Revenue

Rental Revenue

For the six months ended June 30, 2022 and 2021, we earned rental revenue of approximately $4.0 million and $2.2 million, respectively, from the operations of rental real estate properties. The increase in rental revenue is due to six full months of rental revenue from two rental real estate properties in 2022, whereas one of the rental real estate properties was acquired in April 2021, resulting in partial rental revenue in the prior period.

Interest Revenue

For the six months ended June 30, 2022 and 2021, we earned interest revenue of approximately $446,000 and $786,000, respectively, from our investments. The decrease in interest revenue is primarily attributable to the full payoff of one of our real estate debt investments in June 2021.

Other Revenue

For the six months ended June 30, 2022 and 2021, we earned other revenue of approximately $360,000 and $158,000, respectively. The increase in other revenue is primarily attributable to six full months of operations of two rental real estate properties recognizing amenity fee revenue, late rent fees, parking, lease termination fees, etc., whereas one rental real estate property was acquired in April 2021.

Expenses

Property Operating and Maintenance

For the six months ended June 30, 2022 and 2021, we incurred property operating and maintenance expense of approximately $2.6 million and $1.2 million, respectively, which includes property insurance, real estate taxes, and other routine maintenance costs. The increase in property operating and maintenance expense is due to six full months of operating expenses incurred for rental real estate properties acquired in December 2020 and April 2021. These rental properties also experienced increased occupancy in 2022 compared to the prior period, driving a corresponding increase in operating and maintenance costs.

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2022 and 2021, we incurred asset management fees of approximately $1.1 million and $801,000, respectively. The increase in asset management fees is due to an increase in our net assets, as the asset management fee is calculated as a percentage of net assets each quarter. The increase in net assets is primarily attributable to the appreciation of our real estate investments compared to the prior period.

Depreciation and Amortization

For the six months ended June 30, 2022 and 2021, we incurred depreciation and amortization expense of approximately $1.0 million and $1.6 million, respectively. The decrease in depreciation and amortization expense is primarily due to acquired in-place lease intangible assets associated with rental real estate property acquisitions in December 2020 and April 2021. These in-place lease intangible assets were fully amortized in 2021.

General and Administrative Expenses

For the six months ended June 30, 2022 and 2021, we incurred general and administrative expenses of approximately $315,000 and $274,000, respectively, which includes auditing and professional fees, bank fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business. The increase in general and administrative costs are primarily attributable to increased valuation services associated with certain real estate transactions.

Other Income (Expense)

Equity in Earnings

For the six months ended June 30, 2022 and 2021, we recognized equity in earnings of approximately $20.7 million and $22.2 million from our equity method investees, respectively. The decrease in equity in earnings is primarily due to the difference between gains recognized from dispositions of equity method investments in the six months ended June 30, 2022 and 2021. During the six months ended June 30, 2022, a $19.5 million gain was recognized from the disposition of the RSE REM Controlled Subsidiary (“Grand Reserve at Pavilions” described throughout the consolidated financial statements). Comparatively, during the six months ended June 30, 2021, a $22.9 million gain was recognized from the disposition of the RSE Insight Controlled Subsidiary (“Fundrise Insight One, LLC” described throughout the consolidated financial statements). For more information, see Note 3, Investments in Equity Method Investees.

Our Investments

As of June 30, 2022, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since June 30, 2022. Note that the use of the term “controlled subsidiary” is not intended to conform with the U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Purchase Price	Projected Hold Period	Overview (Form 1-U)
AP98 Controlled Subsidiary	Conroe, TX	Single Family Rental	197,000	12/15/2020	$31,750,000	7 – 10 years	Initial	Update
West Kernan Controlled Subsidiary	Jacksonville, FL	Multifamily	267,000	04/08/2021	$66,250,000	10 years	Initial	Update

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
RSE Quest Controlled Subsidiary(6)	Cedar Park, TX	Mixed-Use	05/09/2018	12.0%	05/09/2021	$9,000,000	--	84.6%	Initial	Update
RSE Pico Controlled Subsidiary(7)	Los Angeles, CA	Mixed-Use	05/15/2018	12.3%	06/01/2021	$5,000,000	--	84.8%	Initial	Update
RSE The Reef Controlled Subsidiary	Fort Myers, FL	Multifamily	08/31/2018	10.9%	09/01/2028	$6,835,000	82.1%	--	Initial	N/A

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are under construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	On December 22, 2020, the RSE Quest Controlled Subsidiary investment was paid off and is no longer outstanding.
(7)	On June 25, 2021, the RSE Pico Controlled Subsidiary investment was paid off and is no longer outstanding.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)		Overview (Form 1-U)
RSE Insight Controlled Subsidiary(2)	Fort Belvoir, VA	Multifamily	06/27/2016	$3,438,986		Initial	Update
RSE Insight Controlled Subsidiary(2)	Alexandria, VA	Multifamily	09/14/2016	$11,421,520		Initial	Update
RSE Peak Controlled Subsidiary	Richland, WA	Multifamily	09/19/2016	$8,460,000		Initial	Update
RSE Insight Controlled Subsidiary(2)	Woodbridge, VA	Multifamily	09/28/2016	$6,770,327		Initial	Update
RSE REM Controlled Subsidiary(3)	Charlotte, NC	Multifamily	04/28/2017	$8,506,500		Initial	Update
RSE Aspect Promenade Controlled Subsidiary	Kissimmee, FL	Multifamily	05/30/2018	$18,158,000		Initial	N/A
RSE Aspect Promenade Controlled Subsidiary	Hollywood, FL	Multifamily	07/18/2018	$12,316,489		Initial	Update
RSE Aspect Promenade Controlled Subsidiary(4)	Raleigh, NC	Multifamily	03/29/2019		(4)	N/A	N/A
RSE Amira Controlled Subsidiary	Tampa, FL	Multifamily	07/18/2019	$18,117,000		Initial	Update
EVO Controlled Subsidiary	Las Vegas, NV	Multifamily	12/20/2019	$6,000,000		Initial	N/A
Lexington Controlled Subsidiary	Lithonia, GA	Multifamily	02/26/2021	$13,591,000		Initial	N/A
Trellis Controlled Subsidiary	Marietta, GA	Multifamily	04/02/2021	$12,513,000		Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	On February 12, 2021, the RSE Insight Controlled Subsidiary sold the property in Woodbridge, VA (the “Lancaster Property”) for a sales price of approximately $28.5 million. On February 25, 2021, the RSE Insight Controlled Subsidiary sold the properties in Fort Belvoir, VA (the “Canterbury Property”) and Alexandria, VA (the “Sacramento Property”) for a combined sales price of approximately $65.9 million. This completes the sale of all properties held by the RSE Insight Controlled Subsidiary. See Note 3, Investments in Equity Method Investees for further information regarding these dispositions via 1031 Exchange.
(3)	On June 21, 2022, the Grand Reserve at Pavilions Controlled Subsidiary (RSE REM Controlled Subsidiary) sold the Ascend at 1801 Property for a sales price of approximately $103 million. See Note 3, Investments in Equity Method Investees for further information regarding this disposition.
(4)	An affiliated entity became a member of the RSE Aspect Promenade Controlled Subsidiary on March 29, 2019, contributing joint venture ownership in the investment located in Raleigh, NC as its initial contribution to the joint venture. As such, the Company’s ownership interest in the RSE Aspect Promenade Controlled Subsidiary decreased to 44.1% and the RSE Promenade Controlled Subsidiary has invested in a total of three properties, disclosed in the table above.

As of June 30, 2022, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 11, Related Party Arrangements for further information regarding National Lending.

The Company has also previously invested in real estate through common stock of publicly traded REIT securities. Publicly traded REITs typically own large, diversified pools of commercial real estate properties and employ moderate leverage. Most of these companies specialize in particular property types such as regional malls, office buildings, apartment complexes, and industrial warehouses. Many public REITs are listed on major stock exchanges, such as the New York Stock Exchange and NASDAQ. See Note 10, Fair Value of Financial Instruments, for further information regarding our investments in publicly traded REIT securities.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2022, we had deployed approximately $161.2 million in net capital for twelve investments and had approximately $46.3 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2022, we anticipate that cash on hand and proceeds from our potential future Offerings will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have no outstanding unsecured Company level debt as of September 26, 2022 and June 30, 2022. This does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

After a strong performance for both the stock market and real estate in 2021, the first half of 2022 has seen significant volatility and a pull-back in risk sentiment. Against a backdrop of geopolitical turmoil, ongoing supply chain concerns, the highest inflation in four decades, and a sudden shift in Federal Reserve policy toward rapid rate increases, the S&P 500 fell approximately 20% in the first half of 2022. Public real estate as a whole saw similar performance, with the FTSE NAREIT U.S. Real Estate Index falling approximately 19% in the first half of 2022. By comparison, the Fundrise portfolio outperformed with an average net return for all Fundrise clients of approximately 5.5% in the first half of 2022. We attribute this outperformance to a few driving factors: (1) sound underlying fundamentals of high quality real estate assets in our target residential and industrial macros; (2) a low-fee model; (3) a relatively conservative balance sheet; and (4) private markets’ relative insulation from the sharp swings in investor sentiment that impact the public market more dramatically.

Rising interest rates began having a more direct impact on cap rate expansion during the first half of the year. Nevertheless, the rent growth experienced across our residential assets generally more than offset the valuation headwinds from cap rate expansion.  Per Yardi Matrix’s Summer 2022 Market Analysis, multi-family asking rents were up 13.7% year-over-year.

Furthermore, the Company’s real estate portfolio includes senior loans, structured residential investments, and preferred equity structured in a mezzanine position, typically with more than 10% to 20% capital at risk junior to our investment. Our belief is a portfolio of residential loans, fixed income residential property, and preferred equity investments is likely to be more stable than most other assets.

We expect that the recent public market correction could still be in its early stages, given the Federal Reserve’s messaging around continued tightening and its primary goal of restraining inflation. These measures may result in a “hard landing,” consistent with a recession. However, we believe that our portfolio, focused on high-quality real estate assets, will continue to demonstrate solid relative performance in this environment. We further plan to carry a larger balance of cash in the near future in preparation for the heightened possibility of more pronounced pricing dislocations in either public or private markets that could unlock opportunistic buying opportunities.

Off-Balance Sheet Arrangements

As of June 30, 2022 and December 31, 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 11, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Our Investments

The following table summarizes real estate investments acquired by the Company since June 30, 2022 through (through September 26, 2022):

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
A93 Controlled Subsidiary (1)	Capital Heights, MD	Industrial	20,000	06/01/2020	$7,758,000	5 Years	Initial Update

(1)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. See Note 14, Subsequent Events for more information about the Merger. The purchase price is presented as of the date of initial acquisition and has not been subsequently updated.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (2)	Overview (Form 1-U)
Quail Valley Controlled Subsidiary (1)	Charlotte, NC	Multifamily	10/22/2020	$9,253,000	Initial
Chase Heritage Controlled Subsidiary (1)	Sterling, VA	Multifamily	01/27/2021	$16,342,000	Initial
Alon Controlled Subsidiary (1)	San Antonio, TX	Multifamily	05/12/2021	$6,100,000	Initial

(1)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. See Note 14, Subsequent Events for more information about the Merger.
(2)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of initial acquisition and have not been subsequently updated.

Real Estate Debt Investments	Location	Type of Property	Date of Acquisition	Interest Rate (2)	Maturity Date (3)	Total Commitment (4)	LTC (5)	Overview (Form 1-U)
Traditions Mezzanine Loan (1)	Grand Prairie, TX	Multifamily	11/13/2020	12.5%	11/13/2023	$13,157,000	80.7%	Initial Update

(1)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. See Note 14, Subsequent Events for more information about the Merger.
(2)	Interest Rate refers to the projected annual interest rate on each loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(3)	Maturity Date refers to the initial maturity date of each loan, and does not take into account any extensions that may be available.
(4)	Total Commitment refers to the total commitment made by the Company to fund the loan, not all of which may have been funded on the acquisition date.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

In connection with the Merger on September 1, 2022, the Company acquired $2.6 million of ownership interest in National Lending that was previously contributed by the Target eREIT.

The following table summarizes real estate investments repaid to the Company since June 30, 2022 (through September 26, 2022):

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Aspect Promenade Controlled Subsidiary(2)	Kissimmee, FL	Multifamily	05/30/2018	$18,158,000	Initial	Update 1
RSE Aspect Promenade Controlled Subsidiary(3)	Hollywood, FL	Multifamily	07/18/2018	$12,316,489	Initial	Update 1	Update 2

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	On September 14, 2022, the Aspect Promenade Controlled Subsidiary sold the Aspect Property, located in Kissimmee, FL, for a sales price of approximately $127.5 million. The Company received a distribution of approximately $22.8 million from the net sales proceeds.
(3)	On August 12, 2022, the Aspect Promenade Controlled Subsidiary sold the EnV Property, located in Hollywood, FL, for a sales price of approximately $110.0 million. The Company received a distribution of approximately $31.1 million from the net sales proceeds.

Other

Event	Date	Description
Share Purchase Price Update	07/01/2022	Beginning on July 1, 2022, the per share purchase price of our common shares was updated to $20.75 due to a quarterly change in NAV. More information can be found here.
July 2022 Contribution to National Lending	07/15/2022	On July 15, 2022, the Company made an additional contribution of approximately $1.1 million to National Lending, bringing its total contributions to approximately $14.2 million.
Termination of Offering	07/25/2022	On July 25, 2022, our Manager announced that it had previously determined to close the Regulation A offering of common shares of the Company. More information can be found here.
Declaration of August 2022 Distributions	07/27/2022	On July 27, 2022, our Manager declared a daily distribution of $0.0012328767 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2022 and ending on August 31, 2022. More information can be found here.
Declaration of September 2022 Distributions	08/29/2022	On August 29, 2022, our Manager declared a daily distribution of $0.0012328767 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2022 and ending on October 1, 2022. More information can be found here.
Merger	09/01/2022

Effective September 1, 2022, Fundrise Balanced eREIT, LLC (the “Target eREIT”) merged with and into the Company, with the Company as the surviving entity (“the Merger”). For more information about the Merger, please see the Offering Circular filed on September 1, 2022 here.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Equity REIT, LLC

Fundrise Equity REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2022 (unaudited)	As of December 31, 2021 (*)
ASSETS
Cash and cash equivalents	$46,332	$18,485
Restricted cash	1,668	328
Interest receivable	39	40
Other assets, net	356	53
Equity securities	-	4,931
Derivative financial instruments	483	-
Real estate debt investments	8,266	8,054
Investments in equity method investees	80,317	83,946
Investments in rental real estate properties, net	96,416	97,229
Total Assets	$233,877	$213,066

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$1,599	$894
Due to related party	584	533
Settling subscriptions	-	59
Distributions payable	2,318	2,200
Redemptions payable	4,438	3,045
Rental security deposits and other liabilities	402	415
Mortgages payable, net	54,935	53,534
Total Liabilities	64,276	60,680

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 17,020,028 and 16,488,706 shares issued and 13,420,005 and 13,323,608 shares outstanding as of June 30, 2022, and December 31, 2021, respectively	148,048	146,349
Retained earnings	21,553	6,037
Total Members’ Equity	169,601	152,386
Total Liabilities and Members’ Equity	$233,877	$213,066

* Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2022 (unaudited)	For the Six Months Ended June 30, 2021 (unaudited)
Revenue
Rental revenue	$3,979	$2,212
Interest revenue	446	786
Other revenue	360	158
Total revenue	4,785	3,156

Expenses
Property operating and maintenance	2,634	1,192
Asset management and other fees – related party	1,139	801
Depreciation and amortization	1,042	1,642
General and administrative expenses	315	274
Total expenses	5,130	3,909

Other income (expense)
Equity in earnings	20,727	22,244
Interest expense	(716)	(169)
Interest expense – related party	-	(125)
Realized loss on sale of equity securities	(659)	-
Increase in fair value of derivative financial instruments	37	-
Total other income (expense)	19,389	21,950

Net income	$19,044	$21,197

Net income per basic and diluted common share	$1.41	$1.59
Weighted average number of common shares outstanding, basic and diluted	13,519,003	13,349,641

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise Equity REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2021*	13,323,608	$146,349	$6,037	$152,386
Proceeds from issuance of common shares	531,322	10,396	-	10,396
Amortization of deferred offering costs	-	(67)	-	(67)
Distributions declared on common shares	-	-	(3,528)	(3,528)
Redemptions of common shares	(434,925)	(8,630)	-	(8,630)
Net income	-	-	19,044	19,044
June 30, 2022 (unaudited)	13,420,005	$148,048	$21,553	$169,601

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2020*	12,732,418	$137,985	$(9,691)	$128,294
Proceeds from issuance of common shares	1,047,646	14,761	-	14,761
Amortization of deferred offering costs	-	(60)	-	(60)
Distributions declared on common shares	-	-	(2,632)	(2,632)
Redemptions of common shares	(527,241)	(7,311)	-	(7,311)
Net income	-	-	21,197	21,197
June 30, 2021 (unaudited)	13,252,823	$145,375	$8,874	$154,249

*Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2022 (unaudited)	For the Six Months Ended June 30, 2021 (unaudited)
OPERATING ACTIVITIES:
Net income	$19,044	$21,197
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in earnings	(20,727)	(22,244)
Return on investment from equity method investees	1,331	978
Depreciation and amortization	1,042	1,642
Amortization of debt issuance costs	109	20
Bad debt expense	39	91
Interest revenue received in kind, net of payments	(212)	1,113
Increase in fair value of derivative financial instruments	(37)	-
Realized loss on sale of equity securities	659	-
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	1	16
Net (increase) decrease in other assets	(342)	(451)
Net increase (decrease) in accounts payable and accrued expenses	685	794
Net increase (decrease) in due to related party	51	96
Net increase (decrease) in rental security deposits and other liabilities	(13)	62
Net cash provided by (used in) operating activities	1,630	3,314
INVESTING ACTIVITIES:
Repayment of real estate debt investments	-	5,000
Investment in equity method investees	(3,723)	(14,284)
Repayment of equity method investees	24,727	25,624
Return of investment from equity method investees	2,021	1,450
Investment in rental real estate properties	-	(67,427)
Improvements of rental real estate properties	(229)	(42)
Sale of equity securities	4,272	-
Issuance of real estate deposits	(151)	(700)
Release of real estate deposits	151	700
Investment in derivative financial instruments	(447)	-
Net cash provided by (used in) investing activities	26,621	(49,679)
FINANCING ACTIVITIES:
Proceeds from notes payable – related party	-	15,000
Repayment of notes payable – related party	-	(15,210)
Proceeds from mortgages payable	4,412	53,638
Repayments of mortgages payable	(2,430)	-
Payment of debt issuance costs	(690)	(248)
Proceeds from issuance of common shares	10,337	14,689
Redemptions paid	(7,237)	(7,407)
Proceeds from settling subscriptions	-	86
Distributions paid	(3,410)	(2,342)
Offering costs paid	(46)	(23)
Net cash provided by (used in) financing activities	936	58,183

Net increase in cash and cash equivalents and restricted cash	29,187	11,818
Cash and cash equivalents and restricted cash, beginning of period	18,813	10,678
Cash and cash equivalents and restricted cash, end of period	$48,000	$22,496

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Amortization of deferred offering costs	$67	$60
Distributions reinvested in Fundrise Equity REIT, LLC through programs offered by Fundrise Advisors, LLC	$-	$2
Settlement of settling subscriptions	$59	$74

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$-	$126
Interest paid – mortgages payable	$607	$90

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Equity REIT, LLC was formed on June 30, 2015 as a Delaware limited liability company and commenced operations on February 27, 2016. As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Equity REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties and real estate loans, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Each investment in rental real estate properties is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. On February 1, 2021, we formed a taxable REIT subsidiary (“TRS”) in connection with the Fundrise Insight One, LLC 1031 Exchange. See Note 3, Investments in Equity Method Investees, for further details. As of June 30, 2022, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the Offering. Previously, a maximum of $50.0 million of the Company’s common shares could be sold to the public in its Offering in any given twelve-month period. Effective March 15, 2021, the SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million, and the Company has utilized this increased offering amount. However, each Offering is subject to qualification by the SEC. Most recently, the Company qualified approximately $62.8 million of additional common shares pursuant to Regulation A on August 30, 2022. The Manager has the authority to issue an unlimited number of common shares.

As of June 30, 2022 and December 31, 2021, after redemptions, the Company had net common shares outstanding of approximately 13,420,000 and 13,324,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2022 and December 31, 2021, the Sponsor owned 350 common shares. In addition, as of June 30, 2022 and December 31, 2021, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 19,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of approximately $199,000. As of June 30, 2022 and December 31, 2021, third parties had purchased approximately 458,000 and 286,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $7.4 million and $4.2 million, respectively. As of June 30, 2022 and December 31, 2021, the total amount of equity issued by the Company on a gross basis was approximately $197.9 million and $187.5 million, respectively, and the total amount of settling subscriptions was approximately $0 and $59,000, respectively. These amounts were based on a per share price of $20.32 and $17.67 as of June 30, 2022 and December 31, 2021, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the six months ended June 30, 2022 and 2021, approximately $0 and $2,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2021 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2021 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2022 and 2021.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially being paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company was obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

After the Company raised $1.0 million in this offering (not including the $200,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organizational and offering costs incurred both before and after that date. Reimbursement payments were made in monthly installments; however, the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeded the reimbursement limit described above for the applicable monthly installment, the excess was eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager had been reimbursed in full. The Manager may also incur expenses in relation to subsequent Offerings related to the Company. Such Offerings will be subject to the reimbursement limit of 0.50%; provided however no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value (“NAV”) to be less than $10.00 per share (“Hurdle Rate”).

During the six months ended June 30, 2022 and 2021, the Manager did not incur reimbursable organizational and offering costs on behalf of the Company and no reimbursements were made to the Manager. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of June 30, 2022 and December 31, 2021, approximately $1.5 million and $1.4 million, respectively, of offering costs had been amortized and were included in the consolidated statements of members’ equity.

During the six months ended June 30, 2022 and 2021, the Company directly incurred offering costs of approximately $67,000 and $60,000, respectively. Approximately $46,000 and $0 were payable as of June 30, 2022 and December 31, 2021, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2022 and 2021.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan. As a practical expedient, the FASB issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. During the six months ended June 30, 2022 and 2021, we did not have any TDRs. As of June 30, 2022 and December 31, 2021, no real estate debt investments were considered impaired and no impairment losses were recorded related to real estate debt investments.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investment in Rental Real Estate Properties

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The amortization of in-place leases is recorded to amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangible is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	30 – 55 years
Site improvements	10 – 20 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2022 and 2021, no such impairment occurred.

Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund reimburses the Company for the full amount of the deposit.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value on derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase (decrease) in fair value of derivative financial instruments”.

Debt Issuance Costs

We amortize debt issuance costs using the straight-line method which approximates the effective interest rate method, over the estimated life of the related mortgage payable. We record debt issuance costs related to loans payable, net of amortization, on our consolidated balance sheets as an offset to their related loan payable. We record the amortization of all debt issuance costs as interest expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. On February 1, 2021, we formed a TRS, Fundrise Equity REIT TRS, LLC (“Equity REIT TRS”), to facilitate the disposition of certain investments, which is discussed further in Note 3, Investments in Equity Method Investees. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2022 or 2021. No gross deferred tax assets or liabilities have been recorded as of June 30, 2022 or December 31, 2021.

As of June 30, 2022, the tax period for the taxable year ending December 31, 2018 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

 Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Other Income

Sales of investments in equity method investees are recognized when we have surrendered control. Once control has been surrendered, the recorded amounts of the transferred item are derecognized, all proceeds received from the transfer are recognized, and any gain or loss on the transfer are recognized. Gains or losses from equity method investees will be recorded within “Equity in earnings (losses)” in the consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard is effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

 Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases ("ASC 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We did not grant any lease-related relief as a result of COVID-19 during the six months ended June 30, 2022. In the future, we may be in discussions with tenants to grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. We have elected to account for possible COVID-19 related concessions provided to our tenants as a deferred payment in which we will continue to recognize rental revenue on the existing straight-line basis over the remaining applicable lease term. Any changes in payment will be recognized through rent receivables, which is recorded in “Other assets” in our consolidated balance sheets. Any identified uncollectible amounts related to the deferred payments will be recognized as an adjustment to rental revenue.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Beginning balance	$83,946	$77,142
New investments in equity method investees	3,723	35,660
Repayment of equity method investees (1)(2)	(24,727)	(45,497)
Distributions received	(3,352)	(5,902)
Equity in earnings (losses) of equity method investees (1)(2)	20,727	22,543
Ending balance	$80,317	$83,946

(1)

On June 21, 2022, the Grand Reserve at Pavilions Controlled Subsidiary (EMIF-Fundrise JV LP) sold the Ascend at 1801 Property for a sales price of approximately $103 million. Proceeds from the sale totaled approximately $64.9 million, net of repayment of $35.2 million of outstanding senior loans, and closing costs of approximately $3.2 million. Our distribution received from the sale totaled approximately $24.4 million. As a result of this sale, the Company recognized a gain on disposition of equity method investees of approximately $19.6 million during the six months ended June 30, 2022, which is recognized within equity in earnings.

(2)

In February 2021, Fundrise Insight One, LLC sold the Lancaster Mill, Canterbury Square, and Sacramento Square properties for a combined sales price of approximately $94.4 million. The dispositions were structured with the intention of deferring taxable gain from the sale of the three properties under Section 1031 of the Internal Revenue Code (“1031 Exchange”). The dispositions of the three properties were executed as two distinct 1031 Exchange transactions; the Lancaster Property 1031 Exchange (“Lancaster Mill 1031 Exchange”) and the Canterbury Property and Sacramento Property 1031 Exchange (“Canterbury Square and Sacramento Square 1031 Exchange”).

Lancaster Mill 1031 Exchange

On January 19, 2021, Fundrise Insight One, LLC formed a new continuation JV, FR-PC Lexington JV, LLC, and on February 10, 2021, assigned all membership interests in the Lancaster Mill property to FR-PC Lexington JV, LLC. Concurrently, membership interests in FR-PC Lexington JV, LLC were distributed pro rata up to the members of the Fundrise Insight One, LLC.

On February 12, 2021, FR-PC Lexington JV, LLC sold the Lancaster Mill property for a sales price of approximately $28.5 million, with net proceeds from the sale totaling approximately $13.6 million.

On February 26, 2021, FR-PC Lexington JV, LLC acquired Lexington on the Green, a 216-unit garden-style apartment property in Lithonia, GA, for an initial purchase price of $13.6 million, which represents the stated value of our equity interest, utilizing the proceeds deferred from the sale of the Lancaster Mill property and the new equity contributions from the controlling member. This acquisition completed the Lancaster 1031 Exchange.

Canterbury Square and Sacramento Square 1031 Exchange

On February 25, 2021, Fundrise Insight One, LLC sold Canterbury Square and Sacramento Square for a combined sales price of approximately $65.9 million, with net proceeds from the sales totaling approximately $30.8 million.

On April 8, 2021, Fundrise Insight One, LLC acquired a 301-unit apartment property in Jacksonville, FL (“West Kernan Property”) for a purchase price of approximately $66.3 million, utilizing the proceeds deferred from the sales of the Canterbury Square and Sacramento Square properties and new senior mortgage, interest-only loan of approximately $36.4 million. This acquisition completed the Canterbury Square and Sacramento Square 1031 Exchange.

Following this acquisition, we renamed Fundrise Insight One, LLC to the West Kernan Investment for financial reporting purposes. See Note 5, Investments in Rental Real Estate Properties, for further information regarding the West Kernan Investment’s acquisition of the West Kernan Property.

As a result of these sales, the Company recognized a gain on disposition of equity method investees of approximately $22.9 million during the year ended December 31, 2021, which is recognized within equity in earnings.

 As of June 30, 2022, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2016, a 90% non-controlling member interest in Fundrise Peak I, LLC, whose activities are carried out through the following wholly-owned asset: The Villas at Meadow Springs, an apartment complex located in Richland, WA.

(2)	Acquired in 2018, a 60.8% non-controlling member interest in The Aspect AL LP, whose activities are carried out through the following wholly-owned assets: The Aspect Apartments, an apartment complex in Kissimmee, FL; The EnV Apartments, an apartment complex in Hollywood, FL. On March 3, 2019, an existing bridge loan between Fundrise Midland Opportunistic REIT, LLC, a related party, and Aspect Promenade JV LP related to The Sterling Tower Center, an apartment complex, in Raleigh, NC, converted into additional ownership of the Aspect AL LP after receiving approval from HUD. This conversion diluted our member interest in the Aspect AL LP to 44.1%.

(3)	Acquired in 2019, a 60% non-controlling member interest in Amira JV LP, whose activities are carried out through the following wholly-owned asset: Westly Shores Property, a single stabilized garden-style multifamily project in Tampa, FL.

(4)	Acquired in 2019, a 13.03% non-controlling member interest in FR-ICG EVO Parent LLC, whose activities are carried out through the following wholly-owned asset: EVO property, a mid-rise multifamily property in Las Vegas, NV.

(5)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 11, Related Party Arrangements for further information regarding National Lending.

(6)	Acquired in 2021, a 95% non-controlling member interest in FR-PC Lexington JV LLC, whose activities are carried out through the following wholly-owned asset: Lexington Property, a stabilized garden-style multifamily property in Lithonia, GA.

(7)	Acquired in 2021, a 90% non-controlling member interest in FR-MP Trellis JV LLC, whose activities are carried out through the following wholly-owned asset: Trellis Property, a stabilized garden-style multifamily property in Marietta, GA.

(8)	During the six months ended June 30, 2022, the Company has acquired no new equity method investments, but has contributed approximately $3.7 million in additional capital to existing investments.

As of and for the six months ended June 30, 2022, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

	Fundrise Peak I, LLC	EMIF- Fundrise JV LP		The Aspect AL LP	Amira JV LP
Condensed balance sheet information:	As of June 30, 2022	As of June 30, 2022		As of June 30, 2022	As of June 30, 2022
Real estate assets, net	$32,244	$-		$172,259	$71,223
Other assets	804	-		20,823	8,824
Total assets	$33,048	$-		$193,082	$80,047

Mortgage notes payable, net	$36,237	$-		$118,727	$54,844
Other liabilities	777	-		2,539	968
Equity	(3,966)	-		71,816	24,235
Total liabilities and equity	$33,048	$-		$193,082	$80,047
Company’s equity investment, net	$-	$199	(1)	$24,419	$14,538

(1)	The Company’s equity investment as of June 30, 2022 represents cash held back at payoff for expected future payments related to the disposal of the investment.

	FR-ICG EVO Parent LLC	FR-PC Lexington JV, LLC	FR-MP Trellis JV LLC	National Lending, LLC
Condensed balance sheet information (continued):	As of June 30, 2022	As of June 30, 2022	As of June 30, 2022	As of June 30, 2022
Real estate assets, net	$95,071	$30,121	$34,744	$-
Other assets	1,605	778	848	58,831
Total assets	$96,676	$30,899	$35,592	$58,831

Mortgage notes payable, net	$62,675	$18,170	$21,877	$-
Other liabilities	672	433	387	-
Equity	33,329	12,296	13,328	58,831
Total liabilities and equity	$96,676	$30,899	$35,592	$58,831
Company’s equity investment, net	$4,287	$11,407	$11,996	$13,471

	Fundrise Peak I, LLC		EMIF-Fundrise JV LP		The Aspect
Condensed income statement information:	For the Six Months Ended June 30, 2022		For the Period January 1, 2022 to June 21, 2022(2)		AL LP For the Six Months Ended June 30, 2022	Amira JV LP For the Six Months Ended June 30, 2022
Total revenue	$2,697		$375		$11,814	$4,192
Total expenses	2,360		2,474		9,694	3,954
Net income (loss)	$337		$(2,099)		$2,120	$238
Company’s equity in net income (loss) of investee	$379	(1)	$19,552	(3)	$935	$143

(1)	The Company’s equity in net income (loss) of investee is comprised of a $379,000 gain that is the result of distributions in excess of equity investment in the Fundrise Peak I, LLC entity.

(2)	Condensed results of operations are up to the period of disposal. Net income (loss) excludes the gain on sale of investment.

(3)	The Company’s equity in net income (loss) of investee related to EMIF-Fundrise JV LP is comprised of the approximately $19.6 million gain on sale of the investment.

Condensed income statement information (continued):	FR-ICG EVO Parent LLC For the Six Months Ended June 30, 2022	FR-PC Lexington JV, LLC For the Six Months Ended June 30, 2022	FR-MP Trellis JV LLC For the Six Months Ended June 30, 2022	National Lending, LLC For the Six Months Ended June 30, 2022
Total revenue	$4,150	$1,625	$1,576	$741
Total expenses	5,453	1,659	1,822	39
Net income (loss)	$(1,303)	$(34)	$(246)	$702
Company’s equity in net income (loss) of investee	$(170)	$(32)	$(221)	$141

As of December 31, 2021, and for the six months ended June 30, 2021, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

	Fundrise Peak I, LLC	EMIF- Fundrise JV LP	The Aspect AL LP	Amira JV LP
Condensed balance sheet information:	As of December 31, 2021	As of December 31, 2021	As of December 31, 2021	As of December 31, 2021
Real estate assets, net	$32,750	$45,559	$174,256	$70,315
Other assets	820	660	3,562	10,042
Total assets	$33,570	$46,219	$177,818	$80,357

Mortgage notes payable, net	$35,995	$34,968	$119,453	$54,805
Other liabilities	995	293	1,198	371
Equity	(3,420)	10,958	57,167	25,181
Total liabilities and equity	$33,570	$46,219	$177,818	$80,357
Company’s equity investment, net	$-	$5,479	$24,815	$15,106

	FR-ICG EVO Parent LLC	FR-PC Lexington JV, LLC	FR-MP Trellis JV LLC	National Lending, LLC
Condensed balance sheet information (continued):	As of December 31, 2021	As of December 31, 2021	As of December 31, 2021	As of December 31, 2021
Real estate assets, net	$97,659	$30,560	$34,705	$-
Other assets	2,087	592	658	69,017
Total assets	$99,746	$31,152	$35,363	$69,017

Mortgage notes payable, net	$62,936	$18,160	$21,861	$-
Other liabilities	669	202	335	3
Equity	36,141	12,790	13,167	69,014
Total liabilities and equity	$99,746	$31,152	$35,363	$69,017
Company’s equity investment, net	$4,635	$11,876	$11,851	$10,184

	Fundrise Insight One, LLC		Fundrise Peak I,	EMIF- Fundrise JV	The Aspect
Condensed income statement information:	For the Period January 1, 2021 to February 25, 2021(1)		LLC For the Six Months Ended June 30, 2021	LP For the Six Months Ended June 30, 2021	AL LP For the Six Months Ended June 30, 2021	Amira JV LP For the Six Months Ended June 30, 2021
Total revenue	$1,227		$2.329	$3,078	$9,968	$3,496
Total expenses	3,594		2,949	2,870	9,126	3,420
Net income (loss)	$(2,367)		$(620)	$208	$842	$76
Company’s equity in net income (loss) of investee	$22,821	(2)	$245	$104	$371	$46
Company’s share of origination costs within equity	$-		$-	$-	$-	$-

(1)	Condensed results of operations are up to the period of disposal.
(2)	The Company’s equity in net income (loss) of investee related to Fundrise Insight One, LLC is comprised of approximately $71,000 for our share of net operating income for the period ending February 25, 2021 as well as the approximately $22.7 million gain on sale of the investment.

Condensed income statement information (continued):	FR-ICG EVO Parent LLC For the Six Months Ended June 30, 2021	FR-PC Lexington JV, LLC For the Period February 26, 2021 (Inception) through June 30, 2021	FR-MP Trellis JV LLC For the Period April 8, 2021 (Inception) through June 30, 2021	National Lending, LLC For the Six Months Ended June 30, 2021
Total revenue	$3,327	$987	$729	$435
Total expenses	5,890	1,340	903	6
Net income (loss)	$(2,563)	$(353)	$(174)	$429
Company’s equity in net income (loss) of investee	$(329)	$(336)	$(157)	$82
Company’s share of origination costs within equity	$-	$(289)	$(314)	$-

4.	Real Estate Debt Investments

The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Beginning balance	$8,054	$13,964
Interest revenue received in kind, net of payments	212	(910)
Investments(1)	-	-
Principal repayments(2)	-	(5,000)
Ending balance	$8,266	$8,054

(1)	There were no new investments during the six months ended June 30, 2022 or the year ended December 31, 2021.

(2)	During the year ended December 31, 2021, principal repayments included full repayment from one preferred equity investment.

 As of June 30, 2022 and December 31, 2021, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity, net of payments received during the period. Interest revenue received in kind is presented within “Real estate debt investments” in these consolidated financial statements.

The following table presents the Company’s investments in real estate debt investments as of June 30, 2022 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred equity	1	$8,266	$-	$8,266
Balance as of June 30, 2022	1	$8,266	$-	$8,266

(1)	This includes the stated amount of funds disbursed to date, interest that is contractually converted into principal, and interest revenue received in kind.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2021 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred equity	1	$8,054	$-	$8,054
Balance as of December 31, 2021	1	$8,054	$-	$8,054

(1)	This includes the stated amount of funds disbursed to date, interest that is contractually converted into principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt investments, as of June 30, 2022, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	1	$-	$-	$8,266	$-
Balance as of June 30, 2022	1	$-	$-	$8,266	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2021, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	1	$-	$-	$8,054	$-
Balance as of December 31, 2021	1	$-	$-	$8,054	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2022 and December 30, 2021, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Rental Real Estate Properties

The following table presents the Company’s investments in rental real estate properties, net (amounts in thousands):

	As of June 30, 2022	As of December 31, 2021
Land	$14,323	$14,323
Building and building improvements	77,222	77,116
Site improvements	4,856	4,822
Furniture, fixtures and equipment	2,675	2,667
Work in progress	134	53
Total gross investment in rental real estate properties	$99,210	$98,981
Less: Accumulated depreciation	(2,794)	(1,752)
Total investment in rental real estate properties, net	$96,416	$97,229

As of June 30, 2022 and December 31, 2021, we had invested in two rental real estate properties which consist of the following:

(1)	In December 2020, the Company directly acquired ownership of a wholly-owned subsidiary which purchased a residential subdivision consisting of 124 single-family rental homes and totaling approximately 197,000 rentable square feet (the “AP98 Property”) located in Conroe, TX, for a purchase price of approximately $32.3 million.

(2)	In April 2021, the Company directly acquired ownership of a majority-owned subsidiary, the West Kernan Investment, which purchased the West Kernan Property, for a purchase price of approximately $66.3 million. This acquisition completed the Canterbury Square and Sacramento Square 1031 Exchange discussed further in Note 3, Investments in Equity Method Investees.

As of June 30, 2022 and December 31, 2021, the carrying amount of our investment in rental real estate properties included capitalized transaction costs of approximately $2.3 million, which includes acquisition fees paid to the Sponsor of approximately $1.3 million.

For the six months ended June 30, 2022 and 2021, the Company recognized approximately $1.0 million and $684,000 of depreciation expense, respectively, on our investments in rental real estate properties.

There were no investments in rental real estate properties acquired during the six months ended June 30, 2022.

The following table summarizes the asset acquisition allocation for our investment in rental real estate properties acquired during the six months ended June 30, 2021 (amounts in thousands):

West Kernan Property
Land	$9,230
Building and building improvements	52,560
Site improvements	3,332
Furniture, fixtures and equipment	1,768
In-place leases	825
Working capital	1,400
Other prorations	(288)
Total	68,827
Mortgage payable	(36,138)
Deferred loan costs	70
Net cash paid	$32,759

6.	Intangible Assets

As of June 30, 2022 and December 31, 2021, the Company’s intangible assets consist of in-place leases allocated from the purchase price of our investments in rental real estate properties.

As of June 30, 2022 and December 31, 2021, in-place leases, net, totaled approximately $0 and $0, respectively. In-place lease assets are amortized over the life of the lease. For the six months ended June 30, 2022 and 2021, amortization of in-place lease assets was approximately $0 and $958,000, respectively, and is included in depreciation and amortization in the consolidated statements of operations. The in-place lease assets were fully amortized as of December 31, 2021.

7.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to members, the Sponsor and its affiliates for the six months ended June 30, 2022 and the year ended December 31, 2021 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2022	Payment Date
February 1, 2022 through February 28, 2022	$0.001369863	$518		01/28/2022	$518	04/12/2022
March 1, 2022 through March 31, 2022	$0.001643836	692		02/25/2022	692	04/12/2022
April 1, 2022 through April 30, 2022	$0.001506849	606		03/30/2022	-	07/12/2022
May 1, 2022 through May 31, 2022	$0.001369863	574		04/27/2022	-	07/12/2022
June 1, 2022 through June 30, 2022	$0.001369863	560		05/27/2022	-	07/12/2022
July 1, 2022 through July 31, 2022	$0.001369863	578	(2)	06/28/2022	-	10/21/2022
Total		$3,528	(1)		$1,210

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2021	Payment Date
February 1, 2021 through February 28, 2021	$0.0009589041	$356		01/28/2021	$356	04/13/2021
March 1, 2021 through March 31, 2021	$0.0007534247	315		02/25/2021	315	04/13/2021
April 1, 2021 through April 30, 2021	$0.0010958904	441		03/30/2021	441	07/13/2021
May 1, 2021 through May 31, 2021	$0.0012328767	514		04/29/2021	514	07/13/2021
June 1, 2021 through June 30, 2021	$0.0013698630	551		05/28/2021	551	07/13/2021
July 1, 2021 through July 31, 2021	$0.0010958904	452		06/29/2021	452	10/12/2021
August 1, 2021 through August 31, 2021	$0.0012328767	509		07/28/2021	509	10/12/2021
September 1, 2021 through October 1, 2021	$0.0012328767	496		08/27/2021	496	10/12/2021
October 2, 2021 through October 31, 2021	$0.0012328767	509		10/01/2021	-	01/11/2022
November 1, 2021 through November 30, 2021	$0.0013698630	551		10/27/2021	-	01/11/2022
December 1, 2021 through December 31, 2021	$0.0013698630	570		11/29/2021	-	01/11/2022
January 1, 2022 through January 31, 2022	$0.0013698630	572	(3)	12/29/2021	-	04/12/2022
Total		$5,836	(1)		$3,634

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the six months ended June 30, 2022 and the year ended December 31, 2021, total distributions declared to related parties were approximately $5,000 and $8,000, respectively.
(2)	The liability for the July 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2022 consolidated financial statements, and is scheduled to be paid within three weeks after the end of September 2022.
(3)	The liability for the January 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2021 consolidated financial statements. This amount was subsequently determined to be approximately $570,000.

8.	Mortgages Payable

The following is a summary of the mortgage notes secured by the Company’s investments in rental real estate properties as of June 30, 2022 and December 31, 2021 (dollar amounts in thousands):

Borrower	Amount of Loan	Interest Rate	Maturity Date	Balance at June 30, 2022	Balance at December 31, 2021
West Kernan Investment (1)	$40,550	SOFR* + 2.31%	06/01/2032	$40,550	$36,138
AP98 Investment (2)	$15,069	SOFR* + 2.46%	07/01/2032	$15,069	$17,500

*	SOFR represents the Daily Simple Secured Overnight Financing Rate established per the loan agreement.

(1)	On May 25, 2022, the West Kernan Investment refinanced its $36.1 million mortgage loan via a $40.6 million Freddie Mac senior loan from KeyBank. The $40.6 million senior loan features a 10-year term and 5 years interest-only at a floating rate of 2.31% over SOFR. The remaining unamortized principal balance will be due at maturity. The Company is named as a guarantor in this loan agreement and is required to meet certain financial covenants.
(2)	On June 2, 2022, the AP98 Investment refinanced its $17.5 million bridge loan via a $15.1 million Freddie Mac senior loan with Key Bank. The $15.1 million senior loan features a 10-year term and 5 years interest-only at a floating rate of 2.46% over SOFR. The remaining unamortized principal balance will be due at maturity. The Company is named as a guarantor in this loan agreement and is required to meet certain financial covenants.

Debt issuance costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. As of June 30, 2022 and December 31, 2021, total debt issuance costs incurred were approximately $690,000 and $248,000, respectively. Unamortized debt issuance costs are reflected on the consolidated balance sheets as a reduction to the related mortgage notes payable. For the six months ended June 30, 2022 and 2021, amortization of debt issuance costs was approximately $109,000 and $20,000, respectively, and is included within interest expense in the consolidated statements of operations.

During the six months ended June 30, 2022 and 2021, we incurred interest expense related to mortgage notes payable of approximately $607,000 and $149,000, respectively.

The following table presents the future principal payments due under the Company’s mortgage notes as of June 30, 2022 (amounts in thousands):

Year	Amount
Remainder of 2022	$-
2023	-
2024	-
2025	-
2026	-
Thereafter	55,619
Total	$55,619

9.	Derivative Financial Instruments

During the six months ended June 30, 2022, we entered into two interest rate cap agreements to manage our exposure to interest rate risk on our variable rate debt (see Note 8, Mortgages Payable). We paid a premium of approximately $288,000 for the interest rate cap related to the West Kernan Investment, which has a notional amount of approximately $40.6 million and a strike rate of 4.19%. Similarly, we paid a premium of approximately $159,000 for the interest rate cap related to the AP98 Investment, which has a notional amount of approximately $15.1 million and a strike rate of 3.79%. The interest rate caps are not for trading or other speculative purposes.

Both interest rate cap agreements mature in June 2025. We have not designated the interest rate caps as cash flow hedges; therefore, the derivatives do not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate caps are recognized immediately through earnings. For the period ended June 30, 2022, we recognized a gain (loss) on the interest rate cap of approximately $37,000, which is recorded as “Increase in fair value of derivative financial instruments” in our consolidated statements of operations.

We had no derivative financial instruments as of December 31, 2021 or for the six months ended June 30, 2021.

The fair value of our derivatives is estimated based on observable market inputs, such as interest rate, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivatives as of June 30, 2022 and December 31, 2021 are shown below (dollar amounts in thousands):

Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of June 30, 2022	Fair Value as of December 31, 2021
Interest Rate Cap – West Kernan Investment	$40,550	05/24/2022	06/01/2025	$328	$-
Interest Rate Cap – AP98 Investment	$15,069	06/01/2022	06/03/2025	$155	$-

10.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2022, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, derivative financial instruments, real estate debt investments (inclusive of interest revenue received in kind), and mortgage notes payable. As of December 31, 2021, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, publicly traded REIT securities, real estate debt investments (inclusive of interest revenue received in kind), and mortgage notes payable. The Company’s cash and cash equivalents and restricted cash approximate their fair values due to their short-term nature.

As of June 30, 2022 and December 31, 2021, the aggregate cost basis of our publicly traded REIT securities was approximately $0 and $4.5 million, respectively, and the aggregate fair value was approximately $0 and $4.9 million, respectively. The Company sold all of its publicly traded REIT securities in March 2022, and therefore no publicly traded REIT securities were held as of June 30, 2022. Equity securities are valued as of the close of the regular session of trading on the New York Stock Exchange. Equity securities traded on stock exchanges are valued at the last reported sale price, official close price, or last bid price if no sales are reported. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy.

As of June 30, 2022 and December 31, 2021, management estimated the fair value of our derivative financial instruments to be approximately $483,000 and $0, respectively. We classify these fair value measurements as Level 2 as we use significant other observable inputs.

As of June 30, 2022 and December 31, 2021, the aggregate carrying values of our mortgage payables was approximately $55.1 million and $53.5 million, respectively, and the aggregate fair values approximated their carrying values. The aggregate fair value of our mortgage payable is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. The range of discount rates utilized was approximately 8-9%.

As of June 30, 2022 and December 31, 2021, the aggregate carrying value of our real estate debt investments, inclusive of interest revenue received in kind, was approximately $8.3 million and $8.1 million, respectively, and the aggregate fair values approximated their carrying values. The aggregate fair value of our real estate debt investments including interest revenue received in kind is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The discount rate utilized was approximately 12%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

11.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager was reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2022 and 2021.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2022 and 2021, the Manager incurred approximately $58,000 and $18,000 of costs on our behalf, respectively. Approximately $1,000 and $2,000 were due and payable as of June 30, 2022 and December 31, 2021, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 30, 2022 and 2021, we have incurred asset management fees of approximately $1.1 million and $801,000, respectively. As of June 30, 2022 and December 31, 2021, approximately $578,000 and $506,000, respectively, of asset management fees remain payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2022 and December 31, 2021, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2022 and 2021, no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2022 and December 31, 2021, no disposition expenses are payable to the Manager. For the six months ended June 30, 2022 and 2021, no disposition expenses have been incurred.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2022 and 2021, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2022 and 2021, fees of approximately $5,000 and $3,000, respectively, were paid to the Independent Representative as compensation for those services and included within general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 19,900 shares as of June 30, 2022 and December 31, 2021. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 350 shares as of June 30, 2022 and December 31, 2021.

During the six months ended June 30, 2022 and 2021, the Sponsor incurred approximately $44,000 and $21,000 of operating costs on our behalf, respectively. Approximately $5,000 and $25,000 were due and payable as of June 30, 2022 and December 31, 2021, respectively.

The following table presents the Company’s acquisition fees related to investments in real estate properties paid to the Sponsor (amounts in thousands):

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Acquisition fees incurred and paid to the Sponsor	$-	$655
Total	$-	$655

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3.00% to approximately 5.00% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2022 and December 31, 2021, we have contributed approximately $13.0 million and $9.9 million for a 22.9% and 14.7% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs, including us, who have contributed in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

During the year ended December 31, 2021, the Company entered into one promissory note with National Lending. The note was issued on March 30, 2021 in the principal amount of $15.0 million. The promissory note bore a 3.5% interest rate and was to mature one year from the date of issuance. The Company repaid the promissory note in full plus accrued interest on June 25, 2021. The Company incurred approximately $125,000 in interest expense during the six months ended June 30, 2021. As of December 31, 2021, no principal or interest was payable to National Lending.

During the six months ended June 30, 2022, the Company did not enter into any promissory notes with National Lending. Therefore, there was no interest expense during the six months ended June 30, 2022 and no principal or interest was payable to National Lending as of June 30, 2022.

National Commercial Real Estate Trust Promissory Note

On November 23, 2020, the Company entered into a $210,000 promissory note with National Commercial Real Estate Trust (“NCRET”), a wholly-owned statutory trust of Rise Companies Corp. The duration of the note was three months and the interest rate was 3%. The transaction between NCRET and the Company was reviewed by the Independent Representative. On February 23, 2021, the Company fully repaid the promissory note with NCRET in the amount of approximately $212,000, including approximately $2,000 of accrued interest.

12.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

13.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any material litigation likely to occur that we currently assess as being significant to us.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

14.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 26, 2022 for potential recognition or disclosure.

Additional Contributions to National Lending, LLC

On July 15, 2022, the Company contributed an additional approximately $1.1 million to National Lending in accordance with the subscription agreement, for a total cumulative contribution of approximately $14.2 million, which is equivalent to approximately 22.1% ownership as of July 15, 2022.

Investments - Update

On August 12, 2022, the Aspect Promenade Controlled Subsidiary sold the EnV Property, located in Hollywood, FL, for a sales price of approximately $110.0 million. The Company received a distribution of approximately $31.1 million from the net sales proceeds.

On September 14, 2022, the Aspect Promenade Controlled Subsidiary sold the Aspect Property, located in Kissimmee, FL, for a sales price of approximately $127.5 million. The Company received a distribution of approximately $22.8 million from the net sales proceeds. The Aspect Promenade Controlled Subsidiary continues to own and operate the Sterling Town Center.

As of September 26, 2022, the Company has contributed approximately $217,000 in additional capital to existing investments subsequent to June 30, 2022.

Offering

On August 30, 2022, the Company qualified approximately $62.8 million of additional common shares for sale pursuant to Regulation A, which were issued in exchange for common Shares of Fundrise Balanced eREIT, LLC. See below for further details.

Merger

Effective September 1, 2022, Fundrise Balanced eREIT, LLC (the “Target eREIT”), merged with and into the Company, with the Company as the surviving entity (the “Merger”). In connection with the Merger, we issued to the shareholders of the Target eREIT common shares based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Target eREIT’s NAV per share that was effective as of the date of the Merger, September 1, 2022. For more information about the Merger, please see the Offering Circular filed on September 1, 2022 here.

National Lending – Promissory Note Payoff

In connection with the Merger on September 1, 2022, the Company assumed the following promissory notes that were previously issued to the Target eREIT from National Lending (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Issuance Date	Maturity Date
2021 - A	$3,000	3.5%	09/24/2021	09/24/2022
2021 - B	$2,000	3.5%	11/24/2021	11/24/2022
2021 - C	$4,500	3.5%	12/28/2021	12/28/2022
2022 - A	$1,500	3.5%	01/27/2022	01/27/2023
2022 - B	$1,000	3.75%	05/31/2022	05/31/2023
2022 - C	$1,000	3.75%	06/29/2022	06/29/2023
2022 - D	$2,000	4.50%	08/23/2022	08/23/2023

On September 2, 2022, the Company repaid each of these promissory notes, which included approximately $15.0 million of outstanding principal, and approximately $309,000 of accrued interest.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
2.2**	Form of Second Amended and Restated Operating Agreement
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular on Form 1-A filed with the SEC on July 28, 2021)
6.1*	Form of License Agreement between Fundrise Equity REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.2*	Form of Liquidation Support Agreement between Fundrise Equity REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.4*	Form of Servicing Agreement between Fundrise Equity REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Offering Circular on Form 1-A/A on December 30, 2015)
6.5*	Form of Agreement of Merger and Plan of Reorganization between Fundrise Equity REIT, LLC and Fundrise Balanced eREIT, LLC

*	Filed previously
**	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 26, 2022.

Fundrise Equity REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 26, 2022
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of
Alison A. Staloch	Fundrise Advisors, LLC	September 26, 2022
(Principal Financial Officer and
Principal Accounting Officer)